The Dreyfus Premier Third Century Fund, Inc.
Statement of Investments
February 28, 2005 (Unaudited)

Common Stocks--99.0%	Shares	Value($)
Consumer Discretionary--15.3%		
Coach	127,500 a	7,080,075
Dollar General	398,500	8,460,155
eBay	73,000 a	3,127,320
Home Depot	213,000	8,524,260
Marriott International, Cl. A	156,500	10,031,650
Staples	266,500	8,400,080
Target	195,500	9,935,310
Viacom, Cl. B	161,000	5,618,900
Walt Disney	290,000	8,102,600
		69,280,350
Consumer Staples--8.0%		
Estee Lauder Companies, Cl. A	144,000	6,333,120
PepsiCo	164,000	8,833,040
Procter & Gamble	186,000	9,874,740
Walgreen	259,500	11,114,385
		36,155,285
Energy--2.4%		
Anadarko Petroleum	141,000	**10,837,260**
Electronic Components--6.0%		
Altera	363,500 a	7,538,990
Intel	517,000	12,397,660
Texas Instruments	274,000	7,252,780
		27,189,430
Financial--8.5%		
American Express	142,000	7,689,300
American International Group	146,700	9,799,560
Citigroup	142,000	6,776,240
Goldman Sachs Group	60,300	6,560,640
Radian Group	151,500	7,321,995
		38,147,735
Health Care--20.8%		
Alcon	117,500	10,146,125
Amgen	54,000 a	3,326,940
Eli Lilly & Co.	129,500	7,252,000
Fisher Scientific International	154,500 a	9,370,425
Genzyme	203,000 a	11,386,270
Gilead Sciences	181,500 a	6,270,825
Kinetic Concepts	115,000 a	7,501,450
Medtronic	96,000	5,003,520
Novartis, ADR	249,500 b	12,467,515
Waters	212,500 a	10,380,625
WellPoint	89,500 a	10,924,370
		94,030,065
Industrial--8.8%		
Danaher	226,500	12,269,505
3M	68,600	5,758,284
Tyco International	399,000	13,358,520
United Parcel Service, Cl. B	107,500	8,330,175
		39,716,484

Information Technology--19.9%		
Accenture, Cl. A	165,000 a	4,215,750
Alliance Data Systems	176,000 a	6,943,200
Cisco Systems	514,000 a	8,953,880
Cognizant Technology Solutions, Cl. A	102,500 a	4,841,075
Dell	305,500 a	12,247,495
EMC	670,000 a	8,482,200
International Business Machines	152,500	14,118,450
Microsoft	589,500	14,843,610
Motorola	553,000	8,659,980
VeriSign	232,000 a	6,361,440
		89,667,080
Materials & Processing--1.1%		
Air Products & Chemicals	79,500	**4,978,290**
Medical Equipment--8.2%		
Johnson & Johnson	360,500	23,648,800
Stryker	152,000	7,548,320
Zimmer Holdings	68,500 a	5,884,150
		37,081,270
Total Common Stocks		
(cost $383,822,945)		**447,083,249**

	Principal Amount($)	Value($)
Short-Term Investments--1.6%		
Certificates of Deposit-.0%		
Self Help Credit Union,		
2.46%, 3/15/2005	100,000	**100,000**
U.S. Treasury Bills--1.6%		
2.13%, 3/3/2005	251,000	250,967
2.02%, 3/10/2005	3,527,000	3,524,919
2.35%, 3/17/2005	3,316,000	3,312,485
		7,088,371
Total Short-Term Investments		
(cost $7,188,725)		**7,188,371**
Investment of Cash Collateral for Securities Loaned--2.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $12,974,000)	12,974,000 c	**12,974,000**
Total Investments (cost $403,985,670)	103.5%	467,245,620
Liabilities, Less Cash and Receivables	(3.5%)	(15,693,583)
Net Assets	100.0%	451,552,037

ADR - American Depository Receipts.

a Non-income producing.

b All or a portion of these securities are on loan. At February 28 2005, the total market value of the fund's securities on loan is $12,467,515 and the total market value of the collateral held by the fund is $12,974,000.

c Investment in affiliated money market mutual funds.

d Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.